[Orckit Logo Reference] February 2, 2012

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:	Orckit Communications Ltd.

Form 20-F for the Year Ended December 31, 2010

Filed June 29, 2011

File No. 0-28724

Dear Mr. Spirgel:

On behalf of Orckit Communications Ltd. (the “Company”), we hereby submit to you the Company’s responses to the follow up questions of the Staff set forth in its letter dated December 2, 2011 relating to the Company’s Form 20-F for the year ended December 31, 2010 (the “Form 20-F”). For reference purposes, the Staff’s comments are reproduced below in italics, and the corresponding response of the Company is shown below each comment.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 15. Controls and Procedures, page 91

In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

What is the background of the people involved in your financial reporting?

1.  We note your response to comment 5 from our letter dated October 5, 2011.  It is unclear to us how you were able to conclude that your internal control over financial reporting was effective considering that those primarily responsible for the preparation of your books and records and financial statements, ie. your Chief Financial Officer and Financial Manager, appear to have very limited U.S. GAAP experience.  It is unclear from your response whether any of those individuals, including your internal auditor, attended U.S. institutions or educational programs that have provided relevant education relating to U.S. GAAP or whether any individuals hold professional designations such as Certified Public Accountant in the U.S.  Please advise.  Additionally:

a)  With regard to your CFO, please describe in greater detail the external training he has had on U.S. GAAP and SEC rules and regulations including the specific training he receives annually on U.S. GAAP and SEC rules and regulations.  In addition, please tell us the U.S. GAAP nature of the training and the duration of such training.  Also, explain in detail how your CFO is able to review financial statements in accordance with U.S. GAAP and assume the ultimate responsibility related to financial reporting and the effectiveness of your internal control over financial reporting with most of his experience being primarily obtained while preparing your financial statements.  Further, please provide us with more specific details of his relevant audit experience obtained from his years at PricewaterhouseCoopers in Israel including the nature of those engagements and their specific scope of their audit work on those engagements as it relates to U.S. GAAP.

b) With regard to your Financial Manager, please describe in greater detail the external training they each had on U.S. GAAP and SEC rules and regulations.  In addition, please tell us the U.S GAAP nature of the training and the duration of such training.
Further, please provide us with more specific details of his relevant audit experience obtained from his years at PricewaterhouseCoopers in Israel including the nature of those engagements and their specific scope of their audit work on those engagements as it relates to U.S. GAAP.

c)  With regards to your internal auditor, please describe in detail the external accounting training he has had on U.S. GAAP and SEC rules and regulations including the specific training he receives annually on U.S. GAAP and SEC rules and regulations. In addition, please tell us the U.S. GAAP nature of the training and the duration of such training.  Further, please provide us with more specific details of the audit experience he has obtained at Fahn Kanne-Grant Thornton in Israel including the nature of those engagements and his specific scope of audit work on those engagements as it relates to U.S. GAAP.

Please note that we believe that information or trainings provided over the internet do not provide the relevant education and ongoing training necessary for individuals with the specific background of your CFO and others, as you have explained in your response, to prepare financial statements in accordance with U.S. GAAP.

Response:
The Company respectfully advises the staff that the Company believes that its accounting and finance team has the required skills to effectively assess and maintain internal control over financial reporting. While the persons primarily responsible for the preparation of our books and records and financial statements may not be Certified Public Accountants in the U.S., the Company believes that its accounting team has the appropriate level of knowledge of U. S GAAP and SEC rules from their educational background in accounting at a leading Israeli university, status as Certified Public Accountants in Israel, prior work experience at a major international accounting firm, responsibilities at the Company and continuing professional education in relation to U.S. GAAP and SEC rules and regulations.

The Company’s Chief Financial Officer holds a B.A. degree in Accounting from Tel Aviv University, one of the leading educational institutions in Israel, and earned his  Certified Public Accountant license in Israel more than 14 years ago. The Company’s Financial Manager also holds a B.A. degree in Accounting from Tel Aviv University and, in addition, holds an M.B.A. degree from Tel Aviv University with a specialization in finance and accounting. The Financial Manager earned his Certified Public Accountant license in Israel more than 13 years ago.

There are strong ties between the Israeli and U.S. business communities and many Israeli companies that are publicly traded in the U.S. prepare their financial statements in accordance with U.S. GAAP. As a result, the accounting curriculum at Tel Aviv University places an emphasis on U.S. GAAP and the Company believes that an accounting degree from Tel Aviv University provides a solid foundation for an accountant who will be working with U.S. GAAP. Similarly, because of the importance of U.S. GAAP to Israeli businesses, in order to pass the Israeli Certified Public Accountant qualification tests, knowledge of U.S. GAAP is required. Thus, both the Company’s Chief Financial Officer and Financial Manager received a comprehensive undergraduate education in accounting that emphasized U.S. GAAP and passed rigorous professional qualifying exams that required knowledge of U.S. GAAP in order to qualify to become Certified Public Accountants in Israel.

The Chief Financial Officer has over 17 years of experience in preparing and working with financial statements prepared in accordance with U.S. GAAP. Prior to joining the Company, the Chief Financial Officer was an accountant at PricewaterhouseCoopers Israel for approximately 4.5 years. In this role, he audited a company that reported their financial statements in U.S. GAAP. During his years at PricewaterhouseCoopers, the Chief Financial Officer gained training and experience in financial reporting under U.S. GAAP, mainly through auditing an Israeli company that had securities traded in the U.S. markets and reported their financial statements in U.S. GAAP.  In addition to his practical experience gained during his years at PricewaterhouseCoopers, he took advantage of the educational opportunities offered by a large international accounting firm, participating in training programs offered, including periodic lectures, review of publications related to U.S. GAAP and SEC rules. Such experience also included mentoring related to U.S. GAAP and SEC issues by senior personnel at PWC.

The Chief Financial Officer left PricewaterhouseCoopers in 1998 to join the Company’s finance department. The Company has reported under U.S. GAAP during his entire time at the Company and the Company has been a U.S. reporting company during that entire period as, in 1996, the Company conducted an initial public offering in the U.S. and began trading on Nasdaq. He held a variety of positions at the Company with increasing responsibilities until he became the Chief Financial Officer in 2007. The Chief Financial Officer has accumulated significant experience in reporting under U.S. GAAP during his service with the Company, learning from senior finance employees to whom he reported during the years prior to his appointment as Chief Financial Officer, as well as from the Company’s outside auditors with whom he has worked. The Chief Financial Officer is in charge of the preparation of the Company’s financial statements in accordance with U.S. GAAP. He regularly reviews the Company’s financial statements prepared by the Company’s accounting staff, as well as the assumptions and conclusions that were used in the preparation of the financial statements. As the head of the accounting and finance team, the Chief Financial Officer leads the analysis and discussion and provides guidance and conclusions on all material accounting issues relating to the Company’s financial statements.

The Chief Financial Officer routinely reads professional reading materials and updates issued by the “Big 4” accounting firms. He is a subscriber to newsletters issued by the offices of “Big 4” accounting firms in Israel. These newsletters are issued whenever there is a development or an update relating to U.S. GAAP and also from time to time on issues relevant to U.S. GAAP and SEC rules. The Chief Financial Officer reviews and analyzes the various updates and newsletters and discusses issues important to the Company with the Financial Manager and with the Company’s outside auditors.

The Financial Manager has over 15 years of experience in preparing and working with financial statements prepared in accordance with U.S. GAAP. Prior to joining the Company, the Financial Manager served as an accountant at PricewaterhouseCoopers Israel for approximately 4.5 years. In this role, he audited and led audit teams with respect to companies that reported their financial statements in U.S, GAAP.  These responsibilities required knowledge of U.S. GAAP in order for him to be able to assess the adequacy of the financial statements of the companies being audited. During his years at PricewaterhouseCoopers, the Financial Manager gained training and experience in financial reporting under U.S. GAAP, mainly through auditing Israeli companies that had securities traded in the U.S. markets and reported their financial statements in U.S. GAAP. In addition to his practical experience gained during his years at PricewaterhouseCoopers, he took advantage of the educational opportunities offered by a large international accounting firm, participating in training programs offered, including periodic lectures and review of publications related to U.S. GAAP and SEC rules and group meetings related to companies being audited. Such experience also included mentoring related to U.S. GAAP and SEC issues by senior personnel at PWC.

The Financial Manager left PricewaterhouseCoopers in 2000 and joined the Company’s finance department. The Company has reported under U.S. GAAP during his entire time at the Company and the Company has been a U.S. reporting company during that entire period.  He held a variety of positions at the Company with increasing responsibilities until he became the Financial Manager. The Financial Manager has accumulated significant experience in reporting under U.S. GAAP during his service with the Company while working with the Company’s outside auditors and more senior financial personnel. During the course of his career with the Company, the Financial Manager has been centrally involved with important decisions relating to the Company’s accounting, including (i) determining the appropriate accounting treatment for significant transactions, (ii) updating the Company’s internal control system, (iii) reviewing the adequacy of the financial reporting at each reporting date and (iv) recruiting and evaluating accounting personnel.

The Financial Manager attends seminars relating to U.S. GAAP and SEC rules, seeking out those that are most relevant to the Company’s accounting environment. He also routinely reads professional reading materials and updates issued by the “Big 4” audit firms. He is a subscriber to newsletters issued by the offices of “Big 4” accounting firms in Israel. These newsletters are issued whenever there is a development or an update relating to U.S. GAAP and also from time to time on issues relevant to U.S. GAAP and SEC rules.  The Financial Manager reviews and analyzes the various updates and newsletters and discusses issues important to the Company with the Chief Financial Officer and with the Company’s outside auditors.

The Internal Auditor of the Company is a partner at Fahn Kanne Control Management Ltd, which is the business risk services department of Grant Thornton Israel.  Grant Thornton Israel is the auditor of a number of companies listed on NASDAQ that comply with U.S. GAAP standards for their audits. The Internal Auditor’s office deals with, among other things, the implementation of the Sarbanes Oxley Act requirements applicable to the Company as a company with securities publicly traded in the United States. The person from Grant Thornton Israel who acts as Internal Auditor for the Company holds a B.A. in Business, with a specialization in Accounting, from the College of Management, and earned his Certified Public Accountant license in Israel more than 11 years ago. The Company’s Internal Auditor is also certified as a CIA (Certified Internal Auditor) by the International Institute of Internal Auditors.
The Internal Auditor performs audits according to a work plan that is approved by the Audit Committee of the Company. In case of issues related to the Company’s financial reporting, as necessary, the Internal Auditor consults with the department of professional practice at Grant Thornton Israel, which is familiar with U.S. GAAP standards and SEC rules, and if needed, consults with the national office of Grant Thornton in the United States.

2.  We note your response to comment 8 from our letter dated October 5, 2011.  Please describe in more detail the extent of Mr. Moshe Nir’s knowledge of U.S. GAAP and internal control over financial reporting.  Refer to Release No. 33-8177, Disclosures
Required by Sections 406 and 407 of the Sarbanes-Oxley Act of 2002.

Response:
 The Company advises the staff that the Board of Directors of the Company, which designated Mr. Nir as an “audit committee financial expert,” believes that Mr. Nir embodies the highest standards of personal and professional integrity and has the required knowledge of U.S. GAAP and internal control over financial reporting based on Mr. Nir’s following attributes:

a.
Mr. Nir holds a B.A. degree in Economics and an M.B.A. with a specialization in Accounting and Finance from the Tel Aviv University. While gaining these degrees Mr. Nir obtained a high level of financial education as detailed in Release No. 33-8177, Disclosures Required by Sections 406 and 407 of the Sarbanes-Oxley Act of 2002 (the “Release”).

b.
Mr. Nir has held senior executive positions in various private and public companies. These positions included senior financial positions in industrial corporations in Israel, most of which were public companies in Israel. Among others, Mr. Nir served as manager of the economics and control department in Elite Industries Ltd., an Israeli publicly traded food manufacturer, and served as senior financial and control in Tempo Breweries and Soft Drinks Ltd., a large Israeli beverages manufacturer. In addition, Tempo and a U.S. brewery Anheuser Busch established a joint venture for the production of Budweiser brand beer in Israel. Mr. Nir served as controller of this joint venture and was in charge of preparing its quarterly and annual financial statements according to U.S. GAAP. In the various roles Mr. Nir served, he gained significant experience in audit committee functions and with internal controls and procedures for financial reporting. He also gained a high level of familiarity and experience with analyzing financial statements of private and public companies, as well as an ability to understand and evaluate financial statements and other financial information.

c.
For 16 years, Mr. Nir served as founder and CEO of Business Directions, a management consulting group that provided services to approximately 70%of the 100 largest companies in Israel. Mr. Nir was involved in streamlining and improving the consolidation and financial reporting process for many of these companies which  are either registered or have subsidiaries in the U.S. that report their financial statements according to U.S. GAAP.  For example, Business Directions installed and implemented a worldwide software system for financial reporting and consolidation for Teva Pharmaceutical Industries Limited, an Israeli company that is publicly traded in the U.S. and reports its financial statements under U.S. GAAP. This system, which assists a company in the preparation of financial statements based on U.S. GAAP, was developed by Mr. Nir’s team, under his direct management.

Further, Business Directions is the distributor of a financial reporting and consolidation software system developed by Hyperion Software Inc., which was subsequently sold to Oracle Corporation. The software developed by Hyperion helps implement the automation of financial reporting and consolidation processes. The implementation of the software required thorough knowledge of U.S. GAAP. Mr. Nir attended the extensive education program that Hyperion conducted for its consultants.  At these programs, U.S. GAAP regulations were discussed and studied in depth. Furthermore, Business Directions, under the active management of Mr. Nir, has conducted annual seminars for its staff in Israel with respect to U.S. GAAP.

d.
Mr. Nir has attended a seminar for active Board of Directors and Audit Committee members. This well-known seminar, given by the Tel-Aviv University’s Management School, has contributed to Mr. Nir’s knowledge and understanding of Audit Committee procedures and responsibilities. Since many Israeli companies are listed in the U.S., the seminar addresses various issues relating to reporting under U.S. GAAP and SEC rules and regulations.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please feel free to contact the undersigned at 011-972-3-694-5370 or Neil Gold of Fulbright & Jaworski L.L.P. at 212-318-3022.  Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Uri Shalom

Uri Shalom

Chief Financial Officer

cc: Dean Suehiro, Securities and Exchange Commission
      Robert S. Littlepage, Securities and Exchange Commission
      Neil Gold, Fulbright & Jaworski, L.L.P.